TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports First Quarter Earnings
Saskatoon, Saskatchewan, Canada, May 1, 2009
Cameco Corporation (TSX: CCO; NYSE: CCJ) today reported first quarter 2009 adjusted net earnings1 of $89 million ($0.24 per share adjusted and diluted), 40% lower than in the first quarter of 2008. This was due to lower earnings in the uranium and gold businesses, partially offset by improved results in the electricity business.
In our uranium business, higher costs of sales adversely affected uranium profits in the first quarter. However, these costs for the year, excluding costs for purchased uranium, are still expected to be within our prior guidance (increasing by between 5% and 10%). Overall costs of sales are forecast to rise by 15% to 20% as we expect to purchase additional uranium at prices substantially higher than our costs of production to take advantage of trading opportunities.
In our electricity business, higher generation led to stronger results. Our gold business was impacted by lower production and higher operating costs.
“Operationally, we are off to a much better start to the year and have set high expectations for 2009,” said Cameco’s president and CEO Jerry Grandey. “We are also pleased that we have reached an agreement that provides a secure environment for Centerra’s continued operation and potential growth in Kyrgyzstan while facilitating our eventual divestiture.”
Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated. Cameco’s unaudited first quarter financial statements and management’s discussion and analysis are available on our company’s website cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

	Three months ended
	March 31		Change
Financial Highlights	2009	2008	%
Revenue ($ millions)	615	593	4
Net earnings ($ millions)	82	133	(38)
Earnings per share (EPS) — basic ($)	0.22	0.39	(44)
EPS — diluted ($)	0.22	0.37	(41)
Adjusted net earnings ($ millions)[1]	89	148	(40)
EPS — adjusted and diluted ($)[1]	0.24	0.43	(44)
Cash provided by operations ($ millions)[2]	177	146	21

[1]	Net earnings for the quarters ended March 31, 2008 and 2009 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” in this document.

[2]	Including changes in working capital — refer to note 11 of the first quarter unaudited consolidated financial statements.

Cameco’s results come from four business segments:
URANIUM
Highlights

	Three months ended
	March 31
	2009	2008
Revenue ($ millions)[1]	336	338
Gross profit ($ millions)	116	169
Gross profit %	34	50
Average realized price
($US/lb)	36.71	40.85
($Cdn/lb)	46.72	44.68
Sales volume (million lbs)[1]	7.1	7.4
Production volume (million lbs)	4.8	3.8

[1]	Revenue in the amount of $85 million on 2.6 million pounds previously deferred due to a standby product loan was recognized in the first quarter of 2008 as a result of the cancellation of a product loan agreement.
Uranium Results
For the first quarter of 2009, revenue from our uranium business decreased by $2 million to $336 million compared to the same period in 2008 due to a 4% decrease in reported sales volumes being largely offset by a 5% increase in the realized selling price (in Canadian dollars). The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. The increase in the average realized price (in Canadian dollars) was related to higher prices under fixed-price contracts and a more favourable foreign exchange rate.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DD&R), increased to $220 million in the first quarter of 2009 from $169 million in the first quarter of 2008 due to a 38% increase in the unit cost of product and services sold. Average unit cost of sales were negatively impacted by the carryover effect of lower production in 2008, recent purchases at near market prices, higher royalties and increased input costs. Purchases are made to gather market intelligence and where we identify trading opportunities.
Uranium Production

	Three months ended
Cameco’s share of production	March 31		2009 planned
(million lbs U3O8)	2009	2008	production[1]
McArthur River/Key Lake	3.6	3.1	13.1
Rabbit Lake	0.5	0.0	3.6
Smith Ranch/Highland	0.4	0.4	1.8
Crow Butte	0.2	0.2	0.7
Inkai	0.1	0.1	0.9

Total	4.8	3.8	20.1

[1]	See the section titled “Cameco’s Uranium Supply Outlook” in the annual MD&A for more information about the assumptions and risk factors associated with this production forecast, which remains unchanged from the forecast presented in our annual MD&A.

FUEL SERVICES
Highlights

	Three months ended
	March 31
	2009	2008
Revenue ($ millions)	54	59
Gross profit ($ millions)	7	3
Gross profit %	14	5
Sales volume (million kgU)[1]	1.9	3.4
Production volume (million kgU)[2]	2.1	2.1

[1]	Kilograms of uranium (kgU).

[2]	Production volume includes UF6, UO2, fuel fabrication, and UF6 supply from Springfields Fuels Ltd. (SFL).
Fuel Services Results
In the first quarter of 2009, revenue from our fuel services business was $54 million, a decrease of $5 million compared to the same period in 2008 due to a decrease in reported sales volumes, partially offset by an increase in the average realized price.
Total cost of products and services sold, including DD&R, decreased to $47 million from $56 million in the same period of 2008. The cost of products sold in both 2009 and 2008 were impacted by the shutdown of the Port Hope UF6 conversion plant. All costs associated with the UF6 conversion plant were expensed as incurred in the first quarter of each year (2009 — $11 million; 2008 — $14 million).
Cameco’s Port Hope conversion services and fuel manufacturing production and SFL supply totalled 2.1 million kgU in the first quarter of 2009, the same as in the first quarter of 2008. UF6 production in Port Hope was suspended in the first quarter of both 2008 and 2009.
At our Blind River refinery, we produced 3.6 million kgU in the first quarter of 2009 compared to 3.2 million kgU for the first quarter of 2008.
NUCLEAR ELECTRICITY GENERATION
Highlights
Cameco owns 31.6% of the Bruce Power Limited Partnership (BPLP). During the first quarter, Cameco’s pre-tax earnings from BPLP amounted to $44 million compared to $6 million in the same period of 2008. This increase in 2009 was due to improved generation and revenue, and lower costs as there were no planned outages during the quarter.
BPLP achieved a capacity factor of 97% in the first quarter of 2009 compared to 72% in the same period of 2008.

GOLD
Cameco owns approximately 53% of Centerra Gold Inc., which owns and operates two gold mines.
Highlights

	Three months ended
	March 31
	2009	2008
Revenue ($ millions)	122	113
Realized price ($US/ounce)	915	909
Sales volume (ounces)	108,000	124,000
Gold production (ounces)[1]	103,000	120,000

[1]	Represents 100% of production from the Kumtor and Boroo gold mines.
For the three months ended March 31, 2009, revenue from our gold business increased by $9 million to $122 million compared to the first quarter of 2008. The increase in revenue was due mainly to a change in the US/Cdn foreign exchange rate. In terms of US dollars, revenues in the first quarter of 2009 declined to $98 million from $113 million in the first three months of 2008 due to lower sales volumes in the quarter.
OUTLOOK FOR THE YEAR 2009
For the convenience of the reader, we have summarized Cameco’s 2009 consolidated outlook and 2009 outlook for each business segment in a table called “2009 Financial Outlook” provided in our first quarter MD&A.
Below we discuss the material changes made to the 2009 outlook contained in our annual MD&A, as updated by our first quarter MD&A.
2009 Outlook for Uranium
In 2009, reported uranium sales volumes are expected to total 32 million to 34 million pounds U3O8 compared to the 31 to 33 million pounds previously reported due to new commitments entered into with deliveries in 2009. As a result, we now expect uranium revenue for 2009 to decrease 2% to 5% over 2008, which is less than the previously estimated decrease of 5% to 10%.
Our unit cost of product sold, excluding the impact of purchased material, is forecast to rise by 5% to 10% in 2009 compared to 2008, in line with the estimate provided in our annual MD&A. However, we expect to purchase additional uranium at prices substantially higher than our cost of production in order to take advantage of trading opportunities. Therefore, our overall cost of product sold is now forecast to increase by 15% to 20% over 2008 compared to the previous estimate of 5% to 10%. The supply interruption language in our contracts protects us from having to purchase in the event of a shortfall in planned production or deliveries under the highly enriched uranium agreement.

BPLP’s Outlook for 2009
Electricity revenue in 2009 is expected to decrease 5% to 10% over 2008 due to lower realized electricity prices compared to the 2% to 5% increase previously reported. Reduced industrial demand coupled with expanding supply and lower fossil fuel prices is expected to negatively impact electricity prices in Ontario for the remainder of 2009. However, output from the B reactors is protected by a floor price. Therefore, in 2009 BPLP expects to receive significant support payments from the province of Ontario under the BPLP restructuring agreement. These payments can be used to fund ongoing operations and obligations and are subject to repayment in future years in the event electricity prices increase and remain above the floor price. As a result, support payments are considered a source of financing and not revenue or cash provided by operations.
Uranium Price Sensitivity (2009 to 2013)
The uranium price sensitivity table for the period 2009 to 2013 has been updated in our first quarter MD&A to reflect our revised sales volume forecast, deliveries made and contracts entered into up to March 31, 2009.
For the complete table of expected average realized uranium prices and accompanying assumptions please see our first quarter MD&A.
COMPANY UPDATES
Cigar Lake
Cameco continues to make progress in remediating the inflow that occurred on August 12, 2008 during an initial attempt to dewater the underground workings. The remediation of the inflow is still expected to take most of 2009. Dewatering will follow.
The August 2008 inflow came from a fissure located in the top of a tunnel on the 420 metre level. Drilling of holes from surface to allow placement of concrete and grout is proceeding well. In addition, the work on the 420 metre level to remove pipes, doors, ventilation ducting, loose sand and other miscellaneous items using submersible, remotely operated vehicles is proceeding in line with estimates.
At shaft 2, dewatering has been completed including the installation of electrical, ventilation and pumping infrastructure. Completion of shaft 2 will be integrated with the overall mine remediation.
We will provide new estimates of the planned production date and capital cost after the mine has been dewatered, the condition of the underground has been evaluated, and the resulting information has been incorporated in a new mining plan.
In order to keep our stakeholders informed on the progress of remediation activities, we will provide updates with each quarterly MD&A or more frequently if there are significant developments.

Centerra Gold
On April 24, 2009, we announced that Cameco, Centerra and the Kyrgyz government signed an agreement resolving all of the outstanding issues with respect to the Kumtor gold mine. The agreement has now been approved by Centerra and Cameco’s boards of directors, the government of Kyrgyzstan and ratified by the Parliament of the Kyrgyz Republic. Cameco has agreed to transfer to the government between 14.1 and 25.3 million common shares of Centerra, which are to be released to the government upon the satisfaction of certain conditions, including if Cameco’s interest in Centerra falls below 10.8 million common shares. Until that time, Cameco retains voting control over approximately 52.7% of the issued and outstanding shares of Centerra and will continue to fully consolidate the financial results of Centerra. Following closing of the transactions contemplated by the agreement and upon satisfaction of all the conditions to the transfer of shares by Cameco, the Kyrgyz Republic could own up to 33% of Centerra, Cameco at least 37.8% and the balance, 29.2%, will be held by the remaining shareholders.
Cameco’s estimate of the loss related to this agreement is to be based on Centerra’s share price at the end of each reporting period. At March 31, 2009, the pre-tax loss was estimated to be $113 million and a recovery of $17 million, after tax, was recorded in the first quarter of 2009 to reduce the amount provided in prior years.
For more information see our news releases dated April 24, 2009 and April 30, 2009 and note 12 of our first quarter unaudited consolidated financial statements.
USE OF NON-GAAP FINANCIAL MEASURES
Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results. The following table outlines the adjustments to net earnings.
Adjusted Net Earnings

	Three months ended
	March 31
($ millions)	2009	2008
Net earnings (per GAAP)	82	133
Adjustments (after tax)
Loss (gain) on restructuring of the gold business	(17)	9
Stock option expense (recovery)[1]	—	(16)
Losses (gains) on financial instruments	24	22

Adjusted net earnings	89	148

[1]	Late in 2008, we amended our stock option program and began accounting for our options using their fair value at the grant date. Under this method, our stock option expense is highly predictable. For this reason, we will not be adjusting our net earnings for stock option expense in 2009.

QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this news release were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons		Properties
•	David Bronkhorst, general manager, McArthur River operation, Cameco	McArthur River/
•	Les Yesnik, general manager, Key Lake operation, Cameco	Key Lake
•	Grant Goddard, general manager, Cigar Lake project, Cameco	Cigar Lake
•	Ian Atkinson, vice-president, exploration, Centerra Gold Inc.	Kumtor
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “outlook”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: our forecast cost of sales for 2009 and related discussion; our statement that we have reached an agreement that provides a secure environment for Centerra’s continued operation and growth in Kyrgyzstan while facilitating our eventual divestiture; our expected uranium production quantities for 2009; our 2009 outlook for uranium; BPLP’s outlook for 2009; and the expected date for completion of sealing the 2008 water inflow at Cigar Lake.
The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this new release and the material risk factors or assumptions that were used to develop them include, without limitation: we have assumed the conditions precedent to closing the April 2009 agreement with the Kyrgyz Republic and Centerra will be satisfied, which is subject to the risk that closing will not occur; our assumptions regarding production levels, sales volumes, purchases and prices, which are subject to the risk of being materially lower than anticipated; the risk of volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold, which we have assumed will remain relatively constant; the risk of material adverse changes in US/Canadian currency exchange rates, interest rates and costs, which we have assumed will remain constant or improve in our favour; the risk of material litigation or arbitration proceedings and the adverse outcome of such proceedings, which we have assumed will not occur; unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks arising from operating in certain developing countries, which we have assumed will not occur; the risk of adverse changes in government legislation, regulations and policies, which we have assumed will not occur; failure to obtain or maintain necessary permits and approvals from government authorities, which we have assumed may be obtained and maintained; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall and tailings dam failures, and cave-ins, which we have assumed will not occur; our assumptions regarding the ability of the company’s and customers’ facilities to operate without disruption, including as a result of strikes, lockouts or other causes, and the risk that such disruptions may occur; assumptions regarding the availability of reagents, equipment, operating parts, and supplies critical to production, and the risk that they may not be available; the successful transition to new mining areas at McArthur River commencing in 2009, which is subject to various expected and unanticipated risks; the success and timely completion of planned development and remediation projects, including the remediation of and return to pre-

flood construction at Cigar Lake, and the risk of delay or ultimate lack of success; the schedule for the development and rampup of production from Inkai is achieved, which is subject to the risk of delay; the risk of a significant decline in general economic conditions, which we have assumed will not occur; and other development, operating, environmental and safety risks.
The forward-looking information and statements included in this news release represent Cameco’s views as of the date of this news release and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this news release about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted in Cameco’s current annual information form and current annual and first quarter MD&A.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Further, expected future production estimates are inherently uncertain, particularly in the latter years of the forecast, and could materially change over time. Accordingly, readers of this news release should not place undue reliance on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2009 involve greater risks and require longer-term assumptions and estimates than those for 2009, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.
QUARTERLY DIVIDEND NOTICE
Cameco announced today that the company’s board of directors approved a quarterly dividend of $0.06 per share on the outstanding common shares of the corporation that is payable on July 15, 2009, to shareholders of record at the close of business on June 30, 2009.
CONFERENCE CALL
Cameco invites you to join its first quarter conference call on Friday, May 1, 2009 at 1:00 p.m. Eastern time.
The call will be open to all investors and the media. To join the conference on Friday, May 1, please dial (416) 641-6133 or (866) 540-8136 (Canada and US). A live audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and

•	on post view until midnight, Eastern time, Monday, June 1, 2009 by calling (416) 695-5800 or (800) 408-3053 (passcode 1631387 #).

ADDITIONAL INFORMATION
A full copy of Cameco’s 2009 first quarter management’s discussion and analysis and financial statements and notes (unaudited) can be obtained on SEDAR at sedar.com, the company’s website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com, the company’s website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
PROFILE
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a limited partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316